UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Enclosure: A press release dated January 29, 2024, announcing the registrant’s intention to amend its Articles of Association.

Istanbul, January 29, 2024

Announcement Regarding the Amendment of Articles of Association

Our Company’s Board of Directors has decided that necessary actions will be taken to obtain the approval of the Capital Markets Board and the Ministry of Trade, for amendment of the Articles of Association as attached, in accordance with the principles of Capital Markets Law, the Turkish Commercial Code, and related legislation. Amendment of Articles of Association is subject to approval of the General Assembly.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

CURRENT VERSION	AMENDED VERSION

ARTICLE 4 – HEADQUARTER AND BRANCHES	ARTICLE 4 – HEADQUARTER AND BRANCHES

The Company shall be headquartered in Istanbul, at the address of Aydınevler Mahallesi, İnönü Caddesi, No:20, Küçükyalı Ofispark, 34854, Maltepe/İstanbul.

The new address, whenever changed, shall be registered with the Trade Registry and published in the Trade Registry Gazette and notified to the Capital Market Board and the Ministry of Trade.

Any notification sent to the address registered and published shall be deemed as received by the Company. If the Company changes its address and does not register the new one in due time, the situation will be deemed as one of the termination causes of the Company.

The Company may open branches and representative offices in or outside Turkey provided that the Ministry of Trade, Foreign Investment Directorate and the Capital Market Board are informed thereof.

The Company shall be headquartered in Istanbul, at the address of Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20, Küçükyalı B Blok Ofispark, 34854, Maltepe/İstanbul.

The new address, whenever changed, shall be registered with the Trade Registry and published in the Trade Registry Gazette and notified to the Capital Market Board and the Ministry of Trade.

Any notification sent to the address registered and published shall be deemed as received by the Company. If the Company changes its address and does not register the new one in due time, the situation will be deemed as one of the termination causes of the Company.

The Company may open branches and representative offices in or outside Turkey provided that the Ministry of Trade, Incentive Implementation and Foreign Investment Directorate and the Capital Market Board are informed thereof.

ARTICLE 6: SHARE CAPITAL OF THE COMPANY	ARTICLE 6: SHARE CAPITAL OF THE COMPANY

The Company adopted the registered capital system as per Capital Markets Law and implemented the registered capital system by the Capital Markets Board’s permit dated 13.04.2000 and numbered 40/572.

The ceiling for registered capital of the Company is TRY 2,200,000,000 (twobilliontwohundredmillion Turkish Liras).

The Company’s issued share capital is TRY 2,200,000,000 (twobilliontwohundred million Turkish Liras) and fully paid and is divided into 2,200,000,000 (twobilliontwohundred) registered shares each having a nominal value of TRY 1.00 (one Turkish Lira), and the said issued share capital is fully paid free of collusion.

The Company adopted the registered capital system as per Capital Markets Law and implemented the registered capital system by the Capital Markets Board’s permit dated 13.04.2000 and numbered 40/572.

The ceiling for registered capital of the Company is TRY 2,200,000,000 (twobilliontwohundredmillion Turkish Liras).

The Company’s issued share capital is TRY 2,200,000,000 (twobilliontwohundred million Turkish Liras) and fully paid and is divided into 2,200,000,000 (twobilliontwohundred) registered shares each having a nominal value of TRY 1.00 (one Turkish Lira), and the said issued share capital is fully paid free of collusion.

The authorisation for the ceiling of registered capital granted by the Capital Markets Board, shall be valid for the years 2020 through 2024 (5 years). After the year 2024, it is mandatory for the Board of Directors to be able to resolve on share capital increase, to obtain the authorisation of the General Assembly by also obtaining the Capital Markets Board’s permit for a new ceiling amount to be valid for a term of up to 5 (five) years. In case the abovementioned authorisation is not obtained, capital increase cannot be made with a Board of Directors resolution.

The Board of Directors is authorised, at times it deems required, in accordance with the provisions of Capital Markets Law, to increase the issued share capital by issuing new shares up to the authorised ceiling of registered capital and to take a decision on the issuance of premium shares also up to the authorised ceiling of registered capital. The Board of Directors is not authorised to limit the pre-emption rights of the shareholders.

The authorisation for the ceiling of registered capital granted by the Capital Markets Board, shall be valid for the years 2024 through 2028 (5 years). After the year 2028, it is mandatory for the Board of Directors to be able to resolve on share capital increase, to obtain the authorisation of the General Assembly by also obtaining the Capital Markets Board’s permit for a new ceiling amount to be valid for a term of up to 5 (five) years. In case the abovementioned authorisation is not obtained, capital increase cannot be made with a Board of Directors resolution.

The Board of Directors is authorised, at times it deems required, in accordance with the provisions of Capital Markets Law, to increase the issued share capital by issuing new shares up to the authorised ceiling of registered capital and to take a decision on the issuance of premium shares also up to the authorised ceiling of registered capital. The Board of Directors is not authorised to limit the pre-emption rights of the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 29, 2024	By:	/s/ Özlem Yardım
		Name	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 29, 2024	By:	/s/ Kamil Kalyon
		Name	Kamil Kalyon
		Title:	Chief Financial Officer